UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________________________________________
Amendment No. 1 to SCHEDULE TO
(Rule 13e-4) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
________________________________________________________________________________________
Socket Mobile, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________________________________________________________________________
Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)
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83368E200
(CUSIP Number of Class of Securities' Underlying Common Stock)
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Kevin J. Mills
President and Chief Executive Officer
Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560
(510) 933-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

________________________________________________________________________________________
Copies to:
Herbert P. Fockler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,692,335	$120.66

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 708,090 shares of common stock of Socket Mobile, Inc. having an aggregate value of $1,692,335 as of June 1, 2010 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120.66
Form or Registration No.:	Schedule TO-I
Filing party:	Socket Mobile, Inc.
Date filed:	June 3, 2010

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	[ X ]

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 3, 2010 (the "Schedule TO") by Socket Mobile, Inc., a Delaware corporation ("Socket" or the "Company"), in connection with the Company's offer to exchange for new options to purchase shares of the Company's common stock under modified vesting terms (the "Exchange Offer") certain outstanding options to purchase shares of the Company's common stock granted under the Company's 2004 Equity Incentive Plan, 1999 Nonstatutory Stock Option Plan or Amended and Restated 1995 Stock Plan (the "Eligible Options).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. Capitalized terms not defined in this Amendment No. 1 have the meaning given to such terms in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Exchange Offer expired on July 1, 2010 at 5:00 p.m. Pacific Time. We have accepted for cancellation Eligible Options to purchase 703,550 shares of the Company's common stock, which were cancelled as of July 1, 2010. We have issued New Options to purchase up to 703,550 shares of the Company's common stock in exchange for the options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: July 2 , 2010	SOCKET MOBILE, INC. /s/ Kevin J. Mills Kevin J. Mills President and Chief Executive Officer